# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM 8-K
## CURRENT REPORT

**Pursuant to Section 13 or 15(d)**
**of The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  November 8, 2004**

# Atrium Companies, Inc.
(Exact name of Registrant as specified in its charter)

| **Delaware** | **333-20095** | **75-2642488** |
|---|---|---|
| (State or other jurisdiction of | (Commission | (I.R.S. Employer |
| incorporation or organization) | File Number) | Identification Number) |

**3890 West Northwest Highway, Suite 500 Dallas, Texas 75220, (214) 630-5757**
(Address of principal executive offices, including zip code
and telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition**

On November 8, 2004, the Registrant issued a press release announcing its financial results for the third quarter ended September 30, 2004. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information furnished in Item 2.02 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Exchange Act of 1933, as amended, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

**Item 9.01 Financial Statements and Exhibits**

Exhibits

    99.1       Press release of Atrium Companies, Inc. dated November 8, 2004

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATRIUM COMPANIES, INC.
(Registrant)

Date: November 10, 2004          By:    /s/ Eric W. Long

                                    Eric W. Long
                                    Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

# EXHIBIT INDEX

**Exhibit
Number**

99.1     Press release of Atrium Companies, Inc. dated November 8, 2004